EXHIBIT 12.1

ATLANTICA YIELD PLC

EARNINGS TO FIXED CHARGES RATIO
(amounts in thousands of U.S. dollars)

	Six Months Ended June 30,	Year Ended December 31,
	2018	2017	2016	2015	2014	2013
Earnings

Pre-tax income from continuing operations before adjustment for income or loss from equity investees	101.3	9.6	(3.3)	(182.2)	(24.1)	(13.6)

Add:
Fixed charges	206.1	466.1	410.4	337.5	238.3	200.8
Amortization of capitalized interest	12.3	24.6	24.6	20.4	12.8	9.5
Distributed income of equity investees	‑	3.0	5.0	4.4

Less:
Interest capitalized	‑	‑	‑	(1.9)	(28.0)	(77.0)

Earnings-pretax with applicable adjustments	319.7	503.3	436.7	178.2	199.0	119.7

Fixed Charges

Interest expensed and capitalized	206.1	466.1	410.4	337.5	238.3	200.8

Total fixed charges	206.1	466.1	410.4	337.5	238.3	200.8

Earnings to fixed charges ratio	1.6	1.1	1.1	0.5	0.8	0.6

Deficit	‑	‑	‑	159.3	39.3	81.1

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